SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 28, 2005

On June 28, 2005, the registrant sent a notice to its shareholders regarding resolutions adopted at the Ordinary General Meeting of Shareholders held on the same date. Attached is an English translation of such notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office Department IV

Date: June 28, 2005

June 28, 2005

To the Shareholders

From:	Representative Director and President
Norio Wada
Nippon Telegraph and Telephone Corporation

Re: Resolutions adopted at the 20th Ordinary General Meeting of Shareholders

This is a notice on the matters resolved at the 20th Ordinary General Meeting of Shareholders held today.

Matters Presented:

1.	Report on the business report, consolidated balance sheet, consolidated statement of income and audit results of independent auditors and corporate auditors for the 20th fiscal year (from April 1, 2004 to March 31, 2005).

2.	Report on the balance sheet and statement of income for the 20th fiscal year (from April 1, 2004 to March 31, 2005).

The above matters were presented.

Matters Resolved:

First Item	Approval of proposed appropriation of unappropriated retained earnings for the 20th fiscal year

It was resolved as proposed that a year-end dividend of ¥3,000 per share will be paid.

Second Item	Repurchase of own shares

It was resolved as proposed that, in accordance with Article 210 of the Commercial Code of Japan, between the close of this Ordinary General Meeting of Shareholders and the next Ordinary General Meeting of the Shareholders, the Company is authorized to acquire a maximum of 1,250,000 shares of its common stock for a total acquisition cost not exceeding ¥600 billion.

Third Item	Election of three Directors

It was resolved as proposed that the following three persons were elected as Directors: Messrs. Satoshi Miura, Akira Arima and Kiyoshi Kousaka.

Fourth Item	Election of a Corporate Auditor

It was resolved as proposed that Mr. Johji Fukada was elected as Corporate Auditor. Mr. Johji Fukada is an outside corporate auditor assigned in accordance with Paragraph 1 of Article 18 of the “Law of Special Exceptions to the Commercial Code Regarding Corporate Audits”.

Fifth Item	Presentation of retirement allowance to retiring Directors and Corporate Auditor

It was resolved as proposed that retirement allowance be given in accordance with the Company’s regulations and at an appropriate level for services rendered by the two persons, Messrs. Toyohiko Takabe and Masaki Mitsumura, who are retiring Directors, and Mr. Takao Nakajima, a retiring Corporate Auditor. It was resolved as proposed that decisions on the amount of money, time and method of payment of such monetary awards be entrusted to the Board of Directors for retiring Directors and consultation among Corporate Auditors for the retiring Corporate Auditor.

Notes:

1.	The above resolved items 1,3 and 4 were also approved by the Minister for Internal Affairs and Communications today in accordance with the Law Concerning NTT Corporation, Etc.

2.	At the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, Mr. Satoshi Miura was elected as Representative Director and Senior Executive Vice President.

3.	After this Ordinary General Meeting of Shareholders, Messrs. Masamichi Tanabe and Johji Fukada were elected as full-time Corporate Auditors by the Corporate Auditors.

Payment for the 20th fiscal year year-end dividends

1.	Please find enclosed the “Statement for the 20th fiscal year year-end dividends” and “Account details for payment of the year-end dividends” for those shareholders who wish to specify financial institutions for dividends transfer.

2.	For other shareholders, please find enclosed the “Payment to the postal transfer account” and collect your dividends at your nearby post office as soon as possible.

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